FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                               For August 11, 2006



                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)



                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)

[DESWELL LOGO]



                                                                 Contact:
                                                                 John G. Nesbett
                                                                 IMS
                                                                 212-668-0813


            DESWELL INDUSTRIES, INC. ANNOUNCES FIRST QUARTER RESULTS

                  - 8.0% Increase in First Quarter Net Income -

      - Company Also Announces First Quarter Dividend of $0.17 Per Share -



HONG KONG (August 11, 2006) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal first quarter ended June 30, 2006.

Deswell reported net sales for the first quarter ended June 30, 2006 of $31.7 million, compared to $30.1 million for the first quarter 2005, an increase of 5.4%. Operating income totaled $3.8 million, compared to $4.0 million for the same quarter in 2005, a decrease of 5.2%. The decrease was mainly attributed to a stock-based compensation cost of $0.8 million during the quarter. Net income for the quarter increased 8.0% to $3.4 million from $3.2 million in the year-ago quarter. Basic and diluted net income per share for the quarter increased to $0.23 and $0.23, respectively (based on 14,924,000 and 14,955,000 weighted average shares outstanding, respectively), compared to $0.21 and $0.21, respectively (based on 14,865,000 and 14,929,000 weighted average shares outstanding, respectively), for the comparable period in 2005.

The Company's balance sheet remains strong, with cash and cash equivalents for the quarter totaling $21.9 million, compared to $25.4 million on March 31, 2006. Working capital totaled $59.0 million as of June 30, 2006, up from $55.1 million as of March 31, 2006. The Company has no long-term or short-term borrowings.

Mr. Richard Lau, chief executive officer, commented, "We are very pleased with the recorded 5.4% revenue growth in the first quarter, which was primarily driven by the 25.4% growth in our plastic division offsetting the 7.6% decrease in sales in our electronics and metallic segment as compared with the year-ago quarter. Some of that decrease was due to the shortage of certain electronic materials that delayed production and shipments in the quarter. The increase in revenue in the plastic division is primarily attributable to the increase in orders from one of our telecommunication customer and new customers."

Mr. Lau continued, "During the quarter we invested approximately $2.5 million in new equipment and an updated automated coating capability. We estimate it will be fully installed and operational by end of September 2006. Moreover, management is confident about growth prospects in the coming two quarters as orders from some new customers develop."

Annual General Meeting
----------------------

The Company will hold its 2006 Annual General Meeting at 9:30 a.m. on September 18, 2006 at the Wynn Las Vegas Resort, 3131 Las Vegas Blvd South, Las Vegas, Nevada 89109, U.S.A.

First-Quarter Dividends
-----------------------

The Company also announced that on August 7, 2006 its board of directors declared a dividend of $0.17 per share for the fiscal first quarter 2006. The dividend will be payable on September 6, 2006 to shareholders of record as of August 23, 2006.

About Deswell
-------------

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT") and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Digidesign Inc., Vtech Telecommunications Ltd., Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Line 6 Manufacturing and Peavey Electronics Corporation.

To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.


                                    - more -
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DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(U.S. dollars in thousands, except per share data)


                                                                Quarter ended
                                                                   June 30,
                                                              2006       2005
                                                            --------------------

Net sales                                                   $ 31,689   $ 30,075
Cost of sales                                                 23,243     22,435
                                                            ---------  ---------
Gross profit                                                   8,446      7,640
Selling, general and administrative expenses                   4,666      3,654
                                                            ---------  ---------
Operating income                                               3,780      3,986
Interest expense                                                   -          -
Other income, net                                                187       (360)
                                                            ---------  ---------
Income before income taxes                                     3,967      3,626
Income taxes                                                     151         25
                                                            ---------  ---------
Income before minority interests                               3,816      3,601
Minority interests                                               413        450
                                                            ---------  ---------
Net income                                                  $  3,403   $  3,151

Other comprehensive income
   Foreign currency translation adjustment                       710       (404)
                                                            ---------  ---------
Comprehensive income                                           4,113      2,747
                                                            =========  =========

Net income per share (note 3) Basic:
  Net income per share                                      $   0.23   $   0.21
                                                            =========  =========
  Weighted average common shares
   outstanding (in thousands)                                 14,924     14,865
                                                            =========  =========


Diluted:
  Net income per share (note 3)                             $   0.23   $   0.21
                                                            =========  =========
  Weighted average common shares
   outstanding (in thousands)                                 14,955     14,929
                                                            =========  =========


                                    - more -
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DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

                                                           June 30,    March 31,
                                                             2006        2006
                                                          ----------  ----------
                                                          (Unaudited)  (Audited)
ASSETS

Current assets:
  Cash and cash equivalents                               $  21,910   $  25,369
  Restricted cash                                                 -         649
  Marketable securities                                         110         164
  Accounts receivable, net                                   26,589      18,318
  Inventories                                                25,532      21,845
  Prepaid expenses and other current assets                   5,288       5,035
                                                          ----------  ----------
      Total current assets                                   79,429      71,380
Property, plant and equipment - net                          59,849      58,286
Deferred income tax assets                                      225         294
Goodwill                                                        712         710
                                                          ----------  ----------
        Total assets                                      $ 140,215   $ 130,670
                                                          ==========  ==========


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                        $  16,675   $  10,886
  Dividend payable                                                -       2,089
  Customer deposits and accrued expenses                      3,761       3,107
  Income taxes payable                                           10         184
                                                          ----------  ----------
      Total current liabilities                              20,446      16,266
                                                          ----------  ----------
Minority interests                                            8,068       7,636
                                                          ----------  ----------

Shareholders' equity
  Common stock
  - authorized 30,000,000 shares; issued and outstanding
    14,923,730 shares at June 30, 2006 and
    14,923,730 at March 31, 2006                             42,074      41,254
  Additional paid-in capital                                  6,970       6,970
  Accumulated other comprehensive income                      1,146         436
  Retained earnings                                          61,511      58,108
                                                          ----------  ----------
      Total shareholders' equity                            111,701     106,768
                                                          ----------  ----------
        Total liabilities and shareholders' equity        $ 140,215   $ 130,670
                                                          ==========  ==========


                                    - more -

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
( U.S. dollars in thousands )

                                                               Quarter ended
                                                                  June 30,
                                                                  --------
                                                             2006        2005
                                                           ---------   ---------
Cash flows from operating activities:
  Net income                                               $  3,403    $  3,151
  Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation and amortization                            1,291       1,363
     (Gain)/loss on sale of property, plant and equipment      (111)          4
     Unrealized holding loss on marketable securities            54          66
     Stock based compensation cost                              820           -
     Minority interests                                         432         425
     Deferred income tax                                         69           -
  Changes in operating assets and liabilities:
     Accounts receivable                                     (8,271)        622
     Inventories                                             (3,687)      1,502
     Prepaid expenses and other current assets                 (253)       (311)
     Income taxes receivable                                      -        (153)
     Accounts payable                                         5,789      (2,600)
     Customer deposits and accrued expenses                     654         188
     In income taxes payable                                   (174)         78
                                                           ---------   ---------
  Net cash provided by operating activities                      16       4,335
                                                           ---------   ---------

Cash flows from investing activities
     Purchase of property, plant and equipment               (2,279)     (2,033)
     Proceeds from disposal of property, plant and
      equipment                                                 112           -
                                                           ---------   ---------
       Net cash used in investing activities                 (2,167)     (2,033)
                                                           ---------   ---------

Cash flows from financing activities
     Dividend paid                                           (2,089)          -
     Dividends paid to minority shareholders of a
      subsidiary                                                  -        (430)
     Loan to minority shareholders of subsidiaries                -        (170)
     Exercise of stock options                                    -         141
     Decrease in restricted cash                                649         264
                                                           ---------   ---------
       Net cash used in financing activities                 (1,440)       (195)
                                                           ---------   ---------

Cash effect of exchange rate changes                            132         218

Net (decrease)/increase in cash and cash equivalents         (3,459)      2,325
Cash and cash equivalents, at beginning of period            25,369      28,073
                                                           ---------   ---------
Cash and cash equivalents, at end of period                  21,910      30,398
                                                           =========   =========

Supplementary disclosures of cashflow information:
  Cash paid during the period for:
     Interest                                                     -           -
     Income taxes                                               256         100
                                                           =========   =========

Supplementary disclosures of significant non-cash
 transactions:
  Issuance of common stock in connection of acquisition of
   Additional 5% shareholdings in a subsidiary                    -       1,834
  Excess of acquisition cost over the fair value of
   acquired net assets of additional shareholdings of a
   subsidiary                                                     -        (234)
                                                           =========   =========


                                    - more -

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)


1.   Management's Statement
     ----------------------

     In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the "Company") at June 30, 2006 and March 31, 2006, the results of operations for the quarters ended June 30, 2006 and June 30, 2005, and the cash flows for the quarters ended June 30, 2006 and June 30, 2005. The notes to the Consolidated Financial Statements, which are contained in the Form 20-F Annual Report filed on July 14, 2006 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.   Inventories
     -----------
                                                            June 30,   March 31,
                                                              2006       2006
                                                            ---------  ---------
     Inventories by major categories :
       Raw materials                                        $ 11,797   $  8,782
       Work in progress                                        8,014      6,932
       Finished goods                                          5,721      6,131
                                                            ---------  ---------
                                                            $ 25,532   $ 21,845
                                                            =========  =========

3.   Net Income Per Share
     --------------------

     The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 "Earnings Per Share."

     The basic net income per share is computed by dividing net income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

     The net income for the quarters ended June 30, 2006 and 2005 were both from the Company's continuing operations.


                                    - more -

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


Results of Operations
---------------------

General
-------

The Company's revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong.


Quarter Ended June 30, 2006 Compared to Quarter Ended June 30, 2005
-------------------------------------------------------------------

Net Sales - The Company's net sales for the quarter ended June 30, 2006 were $31,689,000, an increase of $1,614,000 or 5.4% as compared to the corresponding period in 2005. The increase was related to the increase in sale of injection-molded plastic products of $3,002,000 offsetting the decrease in sales of electronic and metallic segment of $1,388,000. This represented an increase of 25.4% and a decrease of 7.6% respectively, as compared with the net sales in the corresponding period in the prior year.

The increase in net sales in our plastic segment was mainly due to an increase in orders from a telecommunication customer of $4,249,000 and other existing customers of $1,874,000; and increase in orders from new customers of $1,160,000 over the corresponding period in the prior year. This together offset the decrease in orders from other existing customers of $4,281,000, which was partly due to customers delaying the progress of new model productions. The revenue decrease in our electronics and metallic segment was mainly a result of decrease in electronic orders from customers of $5,496,000 and in metallic orders of $802,000, and the decrease in distribution business of $458,000; this together offset the increase in professional audio equipment product orders of $3,057,000 and $2,311,000 from both existing and new customers respectively.

Gross Profit - The gross profit for the quarter ended June 30, 2006 was $8,446,000, representing a gross profit margin of 26.7%. This compares with the overall gross profit and gross profit margin of $7,640,000 or 25.4% for the quarter ended June 30, 2005.

Gross profit in the plastic segment increased by $787,000 to $4,696,000 or 31.7% of net sales, for the quarter ended June 30, 2006 compared to $3,909,000 or 33.0% of net sales, for the quarter ended June 30, 2005. This was mainly attributed to an average 25% increase in labor rate and an average of 2% appreciation in Chinese renmimbi currency where most of our direct overhead is denominated, as compared with the quarter last year, despite we continued tight control on factory overheads.

Gross profit in the electronic & metallic segment increased by $19,000 to $3,750,000 or 22.2% of net sales, for the quarter ended June 30, 2006 compared to $3,731,000 or 20.4% of net sales, for the same period last year. This was mainly attributed to the combined effect of the strategy of offering volume pricing for large orders obtained by the electronics division in view of the keen competition in the market , the strengthened material sourcing strategy and an increase in labor rate of an average 23% as compared with prior year period.

Selling, general and administrative expenses - SG&A expenses for the quarter ended June 30, 2006 were $4,666,000, amounting to 14.7% of total net sales, as compared to $3,654,000 or 12.1% of total net sales for the quarter ended June 30, 2005. There was an increase in selling, general and administrative expenses of $1,012,000 over the corresponding period.


                                    - more -

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)


SG&A expenses in the plastic segment increased by $734,000 or 35.7% to $2,790,000 or 18.8% of net sales, for the quarter ended June 30, 2006 compared to $2,056,000 or 17.4% of net sales, for the corresponding period in 2005. The increase was primarily related to a stock based compensation cost of $820,000 and an increase in selling expenses of $13,000 during the quarter ended June 30, 2006 offset savings in other overheads. The SG&A expenses in the electronic & metallic segment increased by $278,000 or 17.4% to $1,876,000 or 11.1% of net sales, for the quarter ended June 30, 2006 compared to $1,598,000 or 8.8% of net sales for corresponding period in 2005. The increase was primarily related to the increase in salary expenses of $196,000 as a result of expanding our marketing, technical and quality assurance force and increase in selling logistic expenses of $140,000 during the quarter ended June 30, 2006. This together offset savings in other overheads.

Operating income - Operating income was $3,780,000 for the quarter ended June 30, 2006, a decrease of $206,000 or 5.2% as compared with the corresponding quarter in the prior year.

On a segment basis, the operating income of plastic segment increased $53,000 to $1,906,000 or 12.9% of net sales, in quarter ended June 30, 2006 compared to $1,853,000 or 15.7% of net sales in corresponding period in 2005. The increase in operating income was attributable to the increase in gross profit offsetting the increase in SG&A expenses as described above.

The operating income of electronic & metallic segment decreased $259,000 to $1,874,000 or 11.1% of net sales, in the quarter ended June 30, 2006 compared to $2,133,000 or 11.7% of net sales in the corresponding period in 2005. The decrease in operating income was attributable to the increase in SG&A expenses offsetting the increase in gross profit as described above.

Other income - Other income increased by $547,000 from other expenses of $360,000 in the quarter ended June 30, 2005. On a segment basis, other income attributable to the plastic segment increased $411,000 to $252,000 in the quarter ended June 30, 2006. The increase in other income was primarily attributable to the increase in exchange gain of $244,000 and gain on disposal of fixed assets of $115,000 in the quarter ended June 30, 2006. Other expenses attributable to the electronic & metallic segment decreased $136,000, to $65,000 in the quarter ended June 30, 2006. This decrease in other expenses was mainly attributable to the decrease in exchange loss of $106,000 and the increase in interest expenses of $26,000 offsetting the net increase in doubtful debt provision and bad debt write off of $24,000 as compared with the quarter in prior year.

Income Taxes - Income taxes expenses for the quarter was $151,000, an increase of $126,000 as compared with the corresponding quarter in the prior year. On a segment basis, the income taxes of plastic segment increased $212,000 to $69,000 in the quarter ended June 30, 2006 whereas the income tax expenses for the electronic & metallic segment decreased $86,000 to $82,000 for the quarter ended June 30, 2006, respectively. The increase in the plastic segment was primarily due to a income tax provision of $69,000 versus a tax refund $173,000 approved on our reinvestment of retained earnings in our Dongguan manufacturing plant in the prior year quarter. The decrease in the electronic & metallic segment was due to decrease in operating income as described above.

Minority Interest - Minority interests represent a 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell's electronic and metallic subsidiaries. In April 2005, the Company acquired an additional 5% interest in Integrated, increasing its ownership in that subsidiary from 71% to 76%. In June 2005, the Company liquidated the marketing subsidiary in which it previously held a 49% minority interest. As a result of the decrease in minority interest in Deswell's electronic & metallic segment and the marketing subsidiary, the dollar amount of minority interest decreased to $413,000 for the quarter ended June 30, 2006, from $450,000 for the corresponding quarter in the prior year. This represented a decrease in minority interest of $37,000 in the electronics and metallic subsidiaries in the quarter ended June 30, 2006.


                                    - more -

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)


Net Income - Net income was $3,403,000 for the quarter ended June 30, 2006, an increase of $252,000 or 8.0%, as compared to net income of $3,151,000 for the quarter ended June 30, 2005, and net income as a percentage of net sales was increased from 10.5% to 10.7% for the quarter ended June 30, 2006. The increase in net income was mainly the result of the increase in other income offsetting the decrease in operating income and the increase in income tax as described above.

Net income for the plastic segment increased by 13.7% to $2,089,000 for the quarter ended June 30, 2006 compared to $1,837,000 for the corresponding quarter in 2005. The increase in net income of the plastic segment was mainly the result of the increase in operating income and other income offsetting the increase in income tax as described above.

Net income for the electronic & metallic segment was $1,314,000 for the quarter ended June 30, 2006 and for the corresponding quarter in 2005. There was nil change and was mainly the result of the decrease in operating profit offsetting the increase in other income and the decrease in income tax, as described above.


Liquidity and Capital Resources
-------------------------------

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of June 30, 2006, the Company had a working capital surplus of $58,983,000 and cash and cash equivalent of $21,910,000. This compares with a working capital surplus of $55,114,000 and cash and cash equivalent of $25,369,000 at March 31, 2006. The decrease in cash and cash equivalent of $3,459,000 was mainly attributed to the capital investment of $2,279,000, dividend paid of $2,089,000, offset the net cash generated from its operating activities of $16,000 during the quarter, the decrease in restricted cash of $649,000 and proceeds from disposal of property, plant and equipment of $112,000, during the quarter ended June 30, 2006.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings that are used to finance accounts receivable and are generally paid with cash generated from operations. The Company has no long-term debt or short-term borrowings at June 30, 2006.

As of June 30, 2006, the Company had nil general banking facilities. The Company expects that working capital requirements and capital additions will be funded through internally generated funds.


                                     - end -

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                        For and on behalf of
                                                        Deswell Industries, Inc.
                                                        by


                                                        /s/ Richard Lau
                                                        ------------------------
                                                        Richard Lau
                                                        Chief Executive Officer

Date: August 11, 2006